Purebase

February 4, 2015

Division of Corporation Finance
United States Securities and
Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn: Gregory Dundas, Attorney-Advisor

RE: Port of Call Online, Inc.
Current Report on form 8-K
Filed December 24, 2014
File No. 333-188575

Mr. Dundas,

As requested for per your comment letter dated January 21, 2015, that Mr. A. Scott Dockter, CEO and President of PureBase Corp., acknowledges:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional assistance, please feel free to contact me at (530) 676-7873.

Sincerely,

A. Scott Dockter